Exhibit 4.17

FIRST AMENDMENT
TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN FOR EMPLOYEES OF PUERTO RICO
(AMENDED AND RESTATED EFFECTIVE AS OF JANUARY 1, 2011)

BACKGROUND INFORMATION

A.
Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) for the benefit of eligible employees of Cardinal Health and its subsidiaries and affiliates working in Puerto Rico.

B.	Section 11.02 of the Plan permits the amendment of the Plan at any time.

C.
The Cardinal Health, Inc. Financial Benefit Plans Committee (the “Committee”) is authorized to approve the amendment of the Plan in accordance with the authority delegated by the Human Resources and Compensation Committee of the Board of Directors of Cardinal Health.

D.
The Committee desires to amend the Plan to incorporate the additional qualification requirements under the Internal Revenue Code for a New Puerto Rico, as amended pursuant to Internal Revenue Circular 11-10 issued by the Puerto Rico Department of the Treasury on December 16, 2011.

Amendment to the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
The Plan is hereby amended as follows, effective as of January 1, 2011:

1.	A new Section 5.16 “Direct Rollovers” is added the Plan to read as follows:
Section 5.16    Direct Rollovers. Notwithstanding any other provisions of the Plan to the contrary, a Participant or Beneficiary may elect at the time and in the manner prescribed by the Administrative Committee, to have all or any portion of the Nonforfeitable Account Balance following a separation from service or plan termination, that qualifies as a rollover under Section 1081.01(b)(2) of the Code, paid directly to an individual retirement account or annuity described in Code Section 1081.02 or to a qualified trust or annuity contract described in Code Section 1081.01(a) that agrees to account separately for amounts so transferred, specified by the Participant or Beneficiary. The Administrative Committee shall give notice of the right to elect a direct rollover and an explanation of the withholding consequence of not making the election.

2.	A new Section 5.17 “Distributions Subject to Special Tax Rate” is added to the Plan to read as follows:
Section 5.17    Distributions Subject to Special Tax Rate.    Lump sum payments made to a Participant or Beneficiary upon “separation from service” or “plan termination” as such phrase is used in Section 1081.01(b) of the Code, in which at least ten (10) percent of all trust assets credited to the account of the Participant or Beneficiary, determined based on the average balance of the trust investments during the Plan Year during which the distribution is made and each of the two plan years preceding the date of the distribution, has been invested in “property located in Puerto Rico” as such phrase is defined under Section 7.06 of the Plan, the amount of such lump sum payments in excess of the amount contributed by the Participant or Beneficiary which has been taxed to him, shall be considered long-term capital gain subject to a ten (10) percent income tax rate.

3.	Section 6.05(E) “Repayment Terms” shall be amended in its entirety to read as follows:
Section 6.05(E)    Repayment Terms.    The terms and conditions of each loan shall be determined by mutual agreement between the Administrative Committee or the Trustee and the Participant. The Administrative Committee shall adopt such procedures and take all necessary actions to ensure that each loan is repaid on schedule by its maturity date, including requiring repayment of the loan by payroll deduction whenever possible. Provided that the terms of the loan shall provide for periodic repayment with payment to be no less frequent than quarterly. However, notwithstanding the foregoing provisions of Section 6.05(E), if a Participant is terminated from employment under the terms of a designated reduction in force, the Participant may continue to make loan payments on any loan balance outstanding at the time of such termination according to the procedures adopted by the Administrative Committee.

4.	Section 6.05(I) “Default” shall be amended in its entirety to read as follows:
Section 6.05(I)    Default.    Failure to make a payment within 90 days of the date the payment is due will generally constitute a default, unless the loan procedures adopted pursuant to Section 6.05 and applicable law do not so require. Notwithstanding any other provisions of the Plan to the contrary, if a loan fails to meet the requirements of Code Section 1081.01(b)(3)(E), as set forth in Section 6.05(B) and (E) of the Plan, then such loan shall be deemed a taxable distribution subject to taxation as described under Code Section 1081.01(b)(3)(E).

5.	A new Section 7.06 “Puerto Rico Investments” shall be added to the Plan to read as follows:
Section 7.06    Puerto Rico Investments.    The Administrative Committee, in its sole discretion, may include as one of the Investment Funds available, investments in property located in Puerto Rico. For purposes of this Section 7.06, the term “Investment in Property Located in Puerto Rico” shall mean investments in: (i) registered investment companies organized under the laws of Puerto Rico and subject to taxation under Code section 1112.01; (ii) fixed or variable annuities issued by a domestic insurance company or a foreign insurer that during the three years preceding the date of the distribution derived more than 80% of their gross income from Puerto Rico sources; (iii) deposits accounts in commercial and mutual banks, cooperatives, savings associations authorized by the U.S. government or by the Government of Puerto Rico or in any other bank organization domiciled in Puerto Rico, including, but not limited to, certificates of deposits; and (iv) any other property designated by the Puerto Rico Secretary of the Treasury through regulations or circular letter.

6.	Except as amended herein, all other Plan provisions shall remain in full force and effect.
CARDINAL HEALTH, INC.

By: /s/ Kendell F. Sherrer

Its: V.P., Benefits

Date: November 27, 2012